Exhibit 35.1


                                                         4828 Loop Central Drive
                                                               Houston, TX 770S1
[LITTON LOAN SERVICING LOGO]                              Telephone 713-966-8966
                                                                Fax 713-218-4595
                                                              www.littonloan.com


                          SERVICER COMPLIANCE STATEMENT

    GSAMP Trust 2006-HE1 Mortgage Pass-Through Certificates, Series 2006-HE1

The undersigned officer of Litton Loan Servicing LP provides the Annual Statement as to Compliance as required by the Pooling and Servicing Agreement for the above referenced security and certifies that (i) a review of the activities of the Servicer during such preceding calendar year (or such shorter period in the case of the first such report) and of performance under this Agreement has been made under my supervision, and (ii) to the best of my knowledge, based on such review, the Servicer has fulfilled all its obligations under this Agreement in all material respects for 2006, except as disclosed below:

Reconciliations for Asset-Backed Securities Related Bank Account - 1122(d)(2)(vii)(D)

      Our investor bank account reconciliations included certain reconciling items that were not resolved within 90 calendar days of their original identification on eleven of sixty-three investor bank account reconciliations selected for testing. The sum of the reconciling items for those eleven reconciliations was $216,950.

Adjustments to Interest Rates for Pool Assets With Variable Rates -
1122(d)(4)(ix)

      Our testing of sixty-five adjustable rate mortgages revealed two instances where certain adjustable rate mortgages for which the interest rate reset in the servicing system did not agree to interest rates in the appropriate source index per the borrower's note documents. These were the result of incorrect information transferring from the prior servicer. Additionally, the same sixty-five mortgages selected for testing included one instance where the adjustable rate mortgage payment change date in the servicing system did not agree to the loan documents.

Loss Mitigation Actions - 1122(d)(4)(vii)

      Our testing disclosed five instances of which mortgage loans were modified using erroneous collateral values. This error was the result of collateral values that were not loaded at the time of transfer from a prior servicer, as these values were not included in the prior servicer's transfer data file. These errors resulted in losses being transferred to the Trust for these five loans. The Trust was notified of four of these errors, and Litton repurchased four loans from the trust in December 2006, which effectively reimbursed the Trust for the related losses. The Trust will be notified regarding the fifth loan and the Trust will be reimbursed for the related loss in March 2007. Litton has implemented additional systematic controls to prevent future occurrences.



Date:  February 27, 2007

                                          /s/ Elizabeth Folk
                                          -------------------------------------
                                          Elizabeth Folk
                                          Senior Vice President and
                                          Chief Financial Officer
                                          Litton Loan Servicing LP